Filed by AT&T Wireless Services, Inc.
pursuant to Rule 425 under the
Securities Act of 1933
Commission File No: 333-67068
Subject Company: AT&T Wireless Services, Inc.

David Caouette
425-580-8278 (office)
david.caouette@attws.com

AT&T Wireless Services Extends Exchange Offer for
Certain Outstanding Debt Securities

FOR IMMEDIATE RELEASE: Wednesday, September 19, 2001

     Redmond, WA — AT&T Wireless Services, Inc. (NYSE: AWE) announced today that, due to the recent closure of the financial markets and delays with mail delivery services, it has extended its exchange offer for all outstanding 7.35 percent Senior Notes due 2006, 7.875 percent Senior Notes due 2011, and 8.750 percent Senior Notes due 2031.

     The exchange offer, which was scheduled to expire at 5:00 p.m. New York City time on September 19, 2001, has been extended until 5:00 p.m., New York City time, on October 1, 2001, unless further extended. All other terms remain unchanged.

     AT&T Wireless expects to soon announce new delivery and contact person information at The Bank of New York, the exchange agent for the exchange offer.

     This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of AT&T Wireless Services, Inc.. The exchange offer will be effected only through a prospectus and related documents. Investors are urged to read these materials, because they contain important information. The exchange offer prospectus and related documents have previously been filed with the Securities and Exchange Commission by AT&T Wireless Services. You may obtain a free copy of these materials and other documents filed by AT&T Wireless Services, Inc. at the Commission’s Web site at http://www.sec.gov.